

INVEST IN **SANARA**

Beauty rituals powered by indigenous Latin American botanicals

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LEAD INVESTOR ⌄



Ryan Henry   Ryan & Celeste Henry

Last year my wife was able to get some samples of the Sanara products; she has been using them every day since, and telling everyone she can about it! We have gotten to know Rebekah more. We believe her drive, and her ability to overcome obstacles while continuing to build a brand from her own home is almost unmatched. It is clear to see that Sanara is her passion! The quality of the product, and the importance of bringing attention to Latin American elements that are underutilized in the skincare and beauty market, is something we want to get behind. When she approached us about investing, we looked at Sanara's growth in just the past few months, combined with testimonials from skincare therapists at high end spas, and our decision to move forward was an easy one. We were most impressed by their organic growth with little marketing so far and the high engagement rates of repeat users. We believe this brand could take off as Sanara closes more partnerships with luxury facilities, and continues to build on their B2C brand.

Invested $30,000 this round

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sanaraskincare.com   Austin Texas

Female Founder   Consumer Goods   Retail

Health & Fitness

Highlights

(1) 🚀$9.6 Billion U.S. Spa Market CAGR 12.1% from 2021-28

(2) 🚀$10.6 Billion U.S. Luxury Cosmetics Market CAGR 3.9 % from 2021-28

(3) 🚀 Launched at Four Seasons Vail, Nov 2021 creating 2 of their signature rituals

(4) ⭐⭐⭐⭐⭐ 4.8 star average customer review

(5) 📣 Currently in talks with Ritz Carlton, Four Seasons spas and more

(6) 🏆 Voted Best In Show Finalist Body Scrub at the 2019 Indie Beauty Expo Nationally

(7) 🏆 Voted Buyer Favorite at the 2019 Indie Beauty Expo in Dallas, TX

(8) 📣 Featured in Women of Today by Camila Alves McConaughey

Our Founder



Rebekah Jasso Jensen   Founder & Visionary

Rebekah started Sanara out of her own skincare needs having lived with Psoriasis since her teens. After noticing a major gap in the beauty/wellness market, she created Sanara.

It all started in my kitchen. I've been living with Psoriasis since my teens and it wasn't until my mid-30's that I decided it was time to take my skin into my own hands. I wanted to know the ingredients I was

putting onto my skin so I began formulating my own products and just like that Sanara was born.

Latin American botanicals and the beauty industry, please allow me to introduce you.

Introducing Sanara

Sanara is a plant based skincare line developed and created for those with skin sensitivities. Sanara celebrates indigenous Latin American botanicals, my way of paying homage to my Latin roots. "I want to celebrate and share the beauty of Latin America".


sanara
Sanara diversifies the beauty and wellness market by creating beauty rituals powered by indigenous Latin American botanicals. We represent an underrepresented region and community empowering all women to engage in wellness through self-care and skin health.

The Meaning of Sanara

Sanará means, 'you will heal' in Spanish. Acting as the beacon to the ingredients I use and products I create.

My Why....

I envision a community built through Sanara where we can seek mind and body wellness in a safe and connected space with ourselves and one another. Sanara creates self-care products and rituals that bring healing through the mind, body connection; incorporating and celebrating tried-and-true indigenous Latin American botanicals fueling the economic growth of local and Latin American agricultural families and lands at fair trade value.

Connecting to my ancestors and to myself.

I'm Rebekah, 5th generation Texan, the 5th of 5 girls and was born and raised in a small West Texas town. I created Sanara for those moments in life when you need to step away and heal.

I envisioned Sanara through the whispers and lessons of my Latin American ancestors. My family was migrant workers cultivating and incorporating the bounty of someone else's land to feed their families and provide all-natural medicinal remedies.

My grandma Jasso is a great source of my inspiration, she would crush and mix her concoctions often performing limpias or healing rituals on friends and family in need.

I harness the beauty of indigenous Latin American botanicals and it's my way of paying homage to my family and ancestors.

Sanara es mi regalo para mis antespasados, mi familia, y las futuras generaciones latinas.





BRAND|UNCOVER



Rebekah Jasso Jensen,
Founder & Visionary Jefa
Entrepreneur,
Sanara

Julianna Rennard,
Creative Content Jefa
Entrepreneur,
Mira Mira. Co

Brand Uncover,
Sales Jefas
Spa & Retail

Lindsay Johnson,
Spa Trainer Jefa
Entrepreneur,
Previous spa owner

Espen Jensen,
Operations Jefe
Supportive Husband to Rebekah

Dream Team
And we want to grow!!

I found a major ingredient gap in the cosmetics market.



"great potential of Latin American plant biodiversity in the cosmetics industry and its low commercial exploitation in contrast with Asiatic plant biodiversity"

"'Great Potential' for Latin American plants listed in EC cosmetic ingredient database."
Cosmetics.design-europe.com Apri 2, 2020

sanara is here to change that

Sanara creates beauty rituals powered by indigenous Latin American botanicals for those moments in life when you need to step away and heal.



TRANQUILA
Collection

TRANQUILA
Scented Candle
$55 MSRP

Chilean Rosehip Seed Body Oil
$42 MSRP ($48*)

Yerba Maté
Bath Soak
(Artisan Made/Small Batch)
$42 MSRP

Cupuaçu Seed Body
Butter with Aloe &
Vitamin E
$39 MSRP ($48*)



Black Brazilian Clay Soap Bar
(Artisan Made/Small Batch)
$19 MSRP

Bamboo Fiber and
Mango Seed Body Polish
$39 MSRP ($48*)

*will increase MSRP (up to) after packaging redesign, based on competitor comparisons

What have I been up to?

From TRANQUILA Collection launch to present

Sanara Milestones & Traction

2019

- Sanara re-brand to celebrate indigenous Latin American botanicals after I saw an ingredient gap
- Attended Indie Beauty Expo Dallas in May with lab samples and ideation of Sanara
- Voted Buyer Favorite at Indie Beauty Expo Dallas.
- Bamboo Fiber Body Polish Voted Best in Show Finalist Body Scrub at IBE Dallas.
- Officially launched rebranded TRANQUILA Collection, November 2019.

blood

2020

- Attended spa tradeshow In January with Market ROI in Palm Springs, CA. Great buzz and several potential spa partners.
- COVID, March 2020
- Spiritu subscription box partner
- All potential spa and retail partners are now on hold.
- April 2020 Cosmetic Design Europe confirming the ingredient gap I saw in the cosmetic market in 2018
- Elevate brand packaging and marketing message.
- Content collaborations with Women of Today by Camila Alves McConaughey

sweat

2021

- COVID
- Early in the year, Rebekah took a medical leave of absence from Sanara for breast cancer treatment and mental health
- Launched the Black Brazilian Clay Soap Bar and Scented Candle to the TRANQUILA Collection
- Sanara ends the year on a high note; launching into it's first luxury spa, Four Seasons Vail

tears

2022

- COVID numbers are down and the markets are opening up again!
- Branded Photoshoot Campaign
- Nike hires Sanara for employee gifting campaign
- Launched TRANQUILA Essential oil blend
- Attended ISPA with fantastic feedback and new potential luxury spa partners
- Onboarding with another Four Seasons property. Stay tuned!
- Updating packaging to meet luxury industry standards
- First luxury spa subscription box partnership (Fall launch)

Who is our target customer and market?

Target Market

Our target is an urban millennial-minded woman and at this stage in her life, she is focused on self-care: embracing a healthy diet, exercise, financial stability, and most importantly, being at peace with herself. While she isn't overly controlling, she is deliberate about her life decisions. Through this coming of age, she has shifted away from what was trending and toward her own style and expression

B2B Target Market

- prestigious resorts, hotels and spas
- Luxury Specialty retail (Ex. Bloomingdales, Von Maur, Detox Market, Credo, Blue Mercury, Neiman Marcus, Nordstrom)
- Online/luxury subscription box

Target Market

U.S. Luxury Cosmetics Market

The online channel is... share by distribution channel,

U.S. Spa Market

share by service type,


estimated to register the
fastest CAGR of 4.4%
from 2021 to 2028
2020 (%)
Others
Supermarkets
& Hypermarkets
Online
Specialty &
Monobrand Stores
$10.6 B
U.S. Luxury
Cosmetics
Market Size, 2020
Million Insights
Feb 2022
2020 (%)
Medical
Spa
Destination Spa
Hotel/
Resorts Spa
Day/Salon Spa
$9.6 B
U.S. Spa
Market Size, 2020
Grandview Research
sanara

$10.6 Billion U.S. Luxury Cosmetics Market CAGR 3.9 % from 2021-28

> ***Increasing demand for premium and high-quality cosmetics and personal care products among millennials is driving the market.***

$9.6 Billion U.S. Spa Market CAGR 12.1% from 2021-28

> ***The rise in hectic lifestyles brings compound growth for the next 6 years in the spa and wellness markets.***


U.S. Luxury
Cosmetics Market
CAGR of 3.9% from 2021 to 2028
Million Insights Feb 2022
$10.6 Billion
Increasing demand for premium and high-quality cosmetic and personal care products among millennials is driving the market.
U.S.
Spa Market
CAGR of 12.1% from 2021 to 2028
Grandview Research
$9.6 Billion
The rise in hectic lifestyle in urban areas, growth in inbound and outbound tourism for the purpose of wellness, rising demand from emerging markets, and awareness are the factors propelling the market growth.
Market Size &
Opportunity
sanara

I have BIG plans.....


Product Roadmap
Spring 2022

TRANQUILA EO Blend

Fall 2022
UPDATE current primary packaging to meet sustainability goals and luxury industry standards
Add travel sizes to body butter and body polish

Spring 2023
Spa PRO - Body wrap for treatments
Retail - Shower spray
(request from Four Seasons)

Fall 2023
Retail - Bath/Home wellness accessory

Crunching the numbers for success.

Product Margin & Distribution Plan

Direct to Consumer		Wholesale	
Channel	Margin	Channel	Margin
E-commerce	75-85%	Spa/Retail	56-62%
		Spa PRO	51-71%

Margins are a reflection of our MOQ for both components and manufacturing costs; as Sanara scales we can take advantage of better supplier and manufacture pricing.

If you want a unicorn brand, you must first start with strategy.

The last 4+ years were spent, studying the spa + wellness and luxury beauty markets, launching our minimal viable product, testing market fit, building relationships, elevating the Sanara story and secondary packaging, and that resulted in us LAUNCHING INTO OUR FIRST LUXURY SPA!

TRANQUILA RITUAL & EL CUERPO RITUAL created by Sanara now at Four Seasons Vail.













Product Awards & Testimonials
DALLAS
IndieBeautyExpo
BUYER FAVORITE
2019
IndieBeautyExpo
BEST IN SHOW
2019
FINALIST
ECO EXCELLENCE AWARDS
2020 WINNER
WELLNESS: ECO-SPA
SPA.
INTERNATIONAL SPA ASSOCIATION
MEMBER
FOUR SEASONS
SIGNATURE RITUALS
ONE VAIL ROAD
TRANQUILA RITUAL
Sanara, which translates to, "you will heal," brings restoration and healing to the mind, body and soul. Begin a full-body treatment with Yerba Mate Bath Soak for a luxurious and therapeutic bubble bath. Following the bath, a full-body exfoliation treatment using Bamboo Fiber & Mango Seed Body Polish with healing botanicals of Mango Butter, Cupuaçu and Chilean Rosehip Seed Oil. Finish the Tranquila Ritual with a customized full-body massage for a relaxed body and mind.
100 MINUTES
USD 525
EL CUERPO RITUAL
Our El Cuerpo Ritual begins with a full-body exfoliation treatment using a Bamboo Fiber & Mango Seed Body Polish for a deep exfoliation followed by a full-body custom and restorative massage. Healing botanicals including Mango Butter, Cupuaçu and Chilean Rosehip Seed Oil, enveloped within sustainable bamboo fibres gently exfoliate the skin while nourishing the body. Uncovering and discovering bright beautiful skin, leaving the mind tranquil and the spirit renewed.
75 MINUTES
USD 335
I have been using your products for treatments and enhancements and wanted to tell you I ABSOLUTELY LOVE your products. They are by far the best I have ever worked with. Your body butter is so luxurious. It melts instantly when you apply it and is the perfect massage medium. I love not have it be clumpy or having to work/heat the product to make it melt. Your scrub is so easy to work with, very effective and I feel like it's the perfect balance of scrubby and nourishing for sensitive skin. I know I told you before but the fact that it stays where you put it and isn't a giant mess everywhere is a dream come true.
-Krista, Four Seasons Vail Lead Massage Therapist
Eczema Healer
My son was diagnosed with eczema as a toddler and it effects his legs pretty severely. He is now 10 and we have tried everything from over the counter products and washes to prescriptions from his dermatologist to other "natural" products in an effort to help calm the redness and itchiness associated with his dry skin. In December we started using this body butter and it's hands down the best thing we have ever used! We apply it after his shower when his skin is still somewhat damp. In just a couple of weeks his redness has completely cleared up, the itchiness has gone away and his skin is not dry. I'm so appreciative for this product! -A.C. Ecommerce Customer
sanara

Next Steps. Scale.🚀

Take a look at Sanara's growth potential for the next 5 years!



5 year B2B Sales Goals

Year 1	Year 2	Year 3	Year 4	Year 5
10 spas: small 2 luxury retailers	10 spas: small 6 spas: medium 1 spa: large 6 luxury retailers	10 spas: small 15 spas: medium 2 spas: large 10 luxury retailers	26 spas: small 31 spas: medium 4 spas: large 14 luxury retailers	30 spas: small 40 spas: medium 8 spas: large 18 luxury retailers

sanara

5 year Revenue & Expense Projections
Spa/Wellness
Luxury major retailer
Total
Expenses
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Does not include Ecommerce or subscription box revenue
Year 1
Year 2
Year 3
Year 4
Year 5

Forward looking projections cannot be guaranteed.

And you can help us get there!

How my first capital investment will help Sanara grow in the spa + wellness and luxury beauty markets.


$30,000 for updated primary packaging to meet sustainability goals & luxury industry standards
$30,500 Content Creation/Marketing Tradeshows
$30,000 manufacturing of 15 sku's at MOQ in retail, travel and PRO sizes
Ask $90,500
sanara
Chilean Rosehip Seed Body Oil
sanara


La Jefa
sanara
Muchisimas Gracias
Rebekah Jasso Jensen, Founder
www.sanaraskincare.com
@sanaraskincare
rebekah@sanaraskincare.com